Orchid Cellmark Inc. 4390 US Route One Princeton, NJ 08540 609.750.2200 609.750.6405 fax

January 13, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchid Cellmark Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Schedule DEFR 14A for June 5, 2008
10-Q for Period Ended March 31, 2008
10-Q for Period Ended June 30, 2008
10-Q for Period Ended September 30, 2008
File No. 0-30267

Ladies and Gentlemen:

On behalf of Orchid Cellmark Inc. (the “Company”), set forth below are the Company’s responses to the Securities and Exchange Commission’s (the “SEC”) comments to the Company’s filings set forth above given by letter (the “Comment Letter”) dated December 31, 2008 from John Reynolds, Assistant Director, Office of Beverages, Apparel and Health Care Services. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience have been incorporated into the response letter. We will deliver one courtesy copy of this response letter to Susann Reilly of the Staff.

Form 10-K for the Year Ended December 31, 2007

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 68

1.

Comment: We note your disclosure that your principal executive officer and principal financial officer have concluded as of December 31, 2007 that your disclosure controls and procedures were adequate and effective. We also note

Securities and Exchange Commission

January 13, 2009

similar disclosure in your quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. Please explain to us the meaning of adequate and effective. It is not clear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective or ineffective.

Response: The use of the phrase “adequate and effective” means that the Company’s principal executive officer and principal financial officer have reached a conclusion that the Company’s disclosure controls and procedures are effective. The addition of the word “adequate” was not intended to indicate that the Company’s disclosure controls and procedures were less than effective.

Management’s Report on Internal Control over Financial Reporting

Limitations on the Effectiveness of Controls, page 69

2.	Comment: We note your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” We also note similar statements in your quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. Please confirm that in future filings you will state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. As an alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Response: The Company confirms that, in future filings, the Company will state clearly that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Acquisition of ReliaGene Technologies Inc., page 50

3.

Comment: We note your disclosure on page 51 and on page 59 that you use independent experts (i) to assist you in the determination of the fair value of acquired long-lived tangible and intangible assets and (ii) to assess the remaining exposure on positions taken in your tax returns respectively. Given your references to the use of such experts, please confirm that you will revise your disclosure in future Exchange Act filings to name each expert and file the

Securities and Exchange Commission

January 13, 2009

appropriate consents. As an alternative, you may delete all references to the use of independent experts in future Exchange Act filings.

Response: The Company confirms that it will revise its disclosure in future Exchange Act filings to delete all references to the use of independent experts.

Schedule DEFR 14A for June 5, 2008

Annual Bonus, page 16

4.	Comment: You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual performance-based cash bonus. In future filings, please disclose the specific performance targets used to determine the annual cash bonus or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402 (b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response: The specific performance targets used to determine the annual performance-based cash bonus in 2007 and 2008 (the “Quantitative Goals”) primarily relate to revenue, gross margins, cash at the end of the year, improved sample turnaround times, strategic acquisitions, research and development objectives and intellectual property objectives. The majority of the Company’s Quantitative Goals are confidential trade secrets, comprising commercial or financial information about the Company. While a small subset of the performance goals are not confidential trade secrets, the Company believes that disclosure of those goals alone would be misleading and would give undue prominence to those goals that happen to fall outside the disclosure exception for trade secrets.

The Company respectfully submits that the specific Quantitative Goals constitute confidential and sensitive information that, if publicly disclosed, would cause it competitive harm by alerting its competitors to certain important internal financial and other performance targets that would provide them with valuable insight into the Company’s views on the state of the markets in which it operates as well as the Company’s internal benchmarks. In the Company’s intensively competitive industry, disclosure of these Quantitative Goals would allow competitors to draw meaningful conclusions about the factors which support the specific performance metrics selected by the Company and would allow competitors to strategize in a manner potentially harmful to the Company. Having knowledge of these Company performance targets and specific strategic goals, competitors would be in a position to conclude how aggressively the Company seeks growth,

Securities and Exchange Commission

January 13, 2009

profitability, research and development, acquisitions and the like, and visibility on how the Company intends to accomplish such goals and, consequently, how it can best be prevented from achieving its goals. Competitors would be provided the information necessary to extrapolate the Company’s pricing assumptions, as well as the Company’s expected cash position, operating performance and business plans for such matters as acquisitions, and strategies for exploiting markets, all of which would allow competitors to adjust their existing and proposed strategies for pricing, marketing and expansion, among others, in ways that would undermine the Company’s ability to grow. The Company believes if the specific Quantitative Goals were divulged, it would make it significantly more difficult for the Company to achieve these goals, which would result in harm to investors.

Additionally, disclosure of such sensitive information about such performance targets on which executive compensation is based would provide competitors with information that they could use to structure their incentive compensation in a manner that would better enable them to hire away the Company’s critical executives by offering more lucrative incentives.

Therefore, we respectfully submit that disclosure of the Quantitative Goals could cause substantial economic harm to the Company’s competitive position, resulting in significant economic harm to the Company and to its stockholders. Further, the Company believes that disclosure of these performance targets is not necessary for the protection of stockholders. The stockholders have been provided with the target bonus amounts for each named executive officer (“NEO”), the specific categories of performance measures, and the reasoning of the Compensation Committee regarding the setting of target bonus levels. In addition, as required by Instruction 4 to Item 402(b) of Regulation S-K, in future filings the Company will disclose how likely it will be for the Company to achieve the Quantitative Goals. Accordingly, the Company believes that this aggregate information provides investors with information adequate to assess the potential bonus compensation that may be earned by the NEOs, and the Company’s policies related thereto.

Long-Term Equity Incentive Compensations, page 17

5.	In future filings, please disclose how the company determines the amount of stock option awards and stock awards to the company’s named executive officers.

Response: The Company confirms that, in future filings, it will disclose how the Company determines the amount of stock option awards and stock awards to the Company’s named executive officers.

* * * * *

Securities and Exchange Commission

January 13, 2009

This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the SEC may have additional comments after reviewing this letter. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (609) 750-2280 if you should have any questions regarding the foregoing.

Very truly yours,

/s/ William J. Thomas
William J. Thomas,
Vice President and General Counsel

cc:	Securities and Exchange Commission

Susann Reilly, Esq.

Orchid Cellmark Inc.

Thomas A. Bologna, President and Chief Executive Officer

James F. Smith, President and Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John J. Cheney, Esq.

Daniel T. Kajunski, Esq.

Grant Thornton LLP

Max Brandsdorfer